UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

LONGBOARD PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

LANGKAWI CORPORATION
(Offeror)
A Direct Wholly Owned Subsidiary of

LUNDBECK LLC
(Parent of Offeror)
An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54300N103
(CUSIP Number of Class of Securities)

Ole Wendler Pedersen
H. Lundbeck A/S
SVP, Global General Counsel
Ottiliavej 9
DK-2500 Valby
Denmark
+45 36 30 13 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Alan Zoccollilo, Esq.
Piotr Korzynski, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, NY 10018
(212) 626-4100

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☑	Third-party offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 30, 2024 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Langkawi Corporation, a Delaware corporation and a wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab, to acquire all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”) of Longboard Pharmaceuticals, Inc., a Delaware corporation, for $60.00 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following paragraphs:

“The Offer expired at one minute following 11:59 p.m., Eastern Time, on November 27, 2024 (the “Expiration Time”), and was not extended. According to the Depositary, as of the Expiration Time, 30,618,257 shares of Voting Common Stock, representing approximately 88.6% of the issued and outstanding shares of Voting Common Stock as of the Expiration Time, had been validly tendered and not validly withdrawn. As of the Expiration Time, the number of shares of Voting Common Stock validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser expects to promptly accept for payment, on December 2, 2024, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. Parent will cause Depositary to pay, as promptly as practicable, for all Shares accepted for payment pursuant to the Offer.

Following acceptance for payment of the Shares, Purchaser will own a sufficient number of shares of Voting Common Stock to effect the Merger under Section 251(h) of the DGCL, without a vote of Longboard’s stockholders. Accordingly, Parent expects to effect the Merger on December 2, 2024, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into Longboard, and Longboard continuing as the surviving corporation and as a wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Longboard’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Parent on November 28, 2024, announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(xiii) and is incorporated herein by reference.”

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
Exhibit (a)(5)(xiii)	Press Release issued by H. Lundbeck A/S, dated November 28, 2024.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2024

H. LUNDBECK A/S

By:	/s/ Joerg Hornstein
Name:	Joerg Hornstein
Title:	Executive Vice President

LUNDBECK LLC

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President

LANGKAWI CORPORATION

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President